

February 28, 2020

Lee Olesky
Chief Executive Officer
Tradeweb Markets Inc.
1177 Avenue of the Americas
New York, New York 10036

      **Re:  Tradeweb Markets Inc.**
          **Draft Registration Statement on Form S-1**
          **Submitted February 21, 2020**
          **CIK No. 0001758730**

Dear Mr. Olesky:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Susan Block at 202-551-3210 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance